

August 29, 2011

Via E-Mail

Warren Katz, Esq.
Stikeman Elliot LLP
1155 Rene-Levesque Blvd. West, 40th Floor
Montreal, QC,
Canada, H3B 3V2

> **Re: Zarlink Semiconductor Inc.**
> **Schedule 14D-1F filed August 18, 2011, by Microsemi Corporation**
> **and 0916753 B.C. ULC**
> **File No. 005-46559**

Dear Mr. Katz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-1F
I. Eligibility Requirements

1.   Please explain the basis for your conclusion that U.S. holders held less than 40% of each subject class of outstanding securities of Zarlink Semiconductor. See Instruction I.A.3. of Schedule 14D-1F.

III. Compliance with the Exchange Act

2.   Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidders to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Cover Page of Schedule 14D-1F

3.   Please move all of the legends required by Item 2 of Part I of Schedule 14D-1F to the outside front cover of the home jurisdiction document and ensure the language corresponds to that in the Schedule. See Schedule 14D-1F.

Offer to Purchase for Cash
4. Conditions to the Exchange Offer, page 16

4.   We note condition (h) which may have been triggered as of July 19, 2011. Please update your disclosure with respect to this condition to state whether the condition has been already triggered.

5.   We refer to the first full paragraph on page 20. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances (including action or inaction by the Offeror or any of its affiliates) giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

6.   In the same paragraph, the bidders state the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time, both before and after the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

7.   We note the language in the same paragraph that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

8.   Please refer to the same paragraph. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus

effectively waive it without officially doing so. Please confirm your understanding supplementally.

12. Market Purchases, page 25

9.   With respect to the first paragraph, please clarify here (and elsewhere in your document as necessary) which are the "applicable Laws" to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

Letter of Transmittal for Common Stock

10.   Please provide us an analysis supporting your reference to Treasury Department Circular 230 or delete the legend appearing on page 13 of this letter of transmittal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions